July 25, 2018

Michael Clampitt

Eric Envall

Hugh West

Cara Lubit
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Re:	Weidai Ltd. Draft Registration Statement on Form F-1 Submitted July 6, 2018 CIK No. 0001734902

Dear Mr. Clampitt, Mr. Envall, Mr. West and Ms. Lubit:

On behalf of our client, Weidai Ltd., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 19, 2018 regarding the Company’s draft Registration Statement on Form F-1 confidentially submitted to the SEC on July 6, 2018 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Company respectfully advises the Staff that it plans to update the Revised Draft Registration Statement to include its interim financial statements and operating data for the six months ended June 30, 2017 and 2018 and as of June 30, 2018 and public file the Registration Statement on Form F-1 in early August, and would greatly appreciate the Staff’s continuing support and assistance.

Securities and Exchange Commission
July 25, 2018

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

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Securities and Exchange Commission
July 25, 2018

Risks Related to Our Business and our Industry

(v) The operations of our online microcredit company are exposed to regulatory uncertainties (page 15)

1.	We note your response to bullet one of comment 9; however, the revised disclosure on page 16 is still unclear to us. Please clarify for us, and revise your disclosures to explain, the business implications of Fuzhou Online Microcredit’s (“Fuzhou”) operating certificate being suspended. Your explanation and, where appropriate, revisions should address, for example:

•	whether the establishment approval, business license and operating certificate are separate items;

•	whether Fuzhou obtained an operating certificate or whether it was in the process of applying for one when approvals were suspended;

•	whether Fuzhou can continue its normal operations while its operating certificate is suspended or while it waits to obtain one; and

•	whether the certificate is suspended because of specific rectification items that Fuzhou must address.

The Company respectfully advises the Staff that the establishment approval, business license and operating certificate are separate items. Fuzhou has obtained the establishment approval and business license, and was in the process of applying for the operating certificate when the approval process for all online microcredit companies’ applications for licenses, permits and approvals was suspended by the relevant regulatory authorities.

The Company further advises the Staff that such industry-wide suspension of regulatory approval was implemented with an aim to strengthen the regulatory compliance of the online microcredit industry, which is relatively new and rapidly developing. This suspension was not implemented as a result of any non-compliance committed by Fuzhou. As of the date of this letter, Fuzhou has not been subject to any administrative or other penalties under any PRC laws or regulations.

The Company further advises the Staff that as advised by Grandall Law Firm (Shanghai), the Company’s PRC counsel, Fuzhou Online Microcredit may continue its current operations (including making advances) before the approval process is resumed. As of the date of this letter, Fuzhou has not been subject to any administrative or other penalties due to the lack of operating certificate. The Company believes that Fuzhou is in compliance with the applicable requirements for the issuance of the operating certificate, and plans to re-apply for such certificate as soon as the approval process is resumed.

The Company has revised the disclosure on page 16 of the Revised Draft Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission
July 25, 2018

Transactions with Certain Other Members of Our Management …, page 163

2.	Please file the purchase agreement for the acquisition of Rymo Technology Industry Limited (“Rymo”) and disclose here the material terms of the acquisition. In addition, disclose Rymo’s assets, liabilities, equity and Net Income (Loss) at December 31, 2017 and at the latest practicable date.

The Company respectfully advises the Staff that Rymo, a Hong Kong incorporated company, is a holding company whose sole operation is to hold equity interests in Shanghai Zaohui, a financial leasing company incorporated in China. In June 2018, the Company, through its wholly owned subsidiary Weidai Hong Kong Limited, acquired all equity interest in Rymo for a total consideration of HK$1. The transaction was conducted pursuant to an equity transfer agreement among Weidai Hong Kong Limited, Rymo and Rymo’s shareholders.

In response to the Staff’s comment, the Company is filing the English translation of the equity transfer agreement as Exhibit 10.10 to the Revised Draft Registration Statement, and has revised the disclosure on page 166 of the Revised Draft Registration Statement to disclose Rymo’s total assets, total liabilities and shareholders’ deficit as of December 31, 2017 and June 30, 2018, and its net loss in 2017 and the six months ended June 30, 2018.

Our Transaction Process

Step 1: Initial Consultation and Credit Assessment, page 122

3.	We note your response to comment 35 and the revised disclosures at the top of page 130. We also note, based on your revisions, that the eight-level credit rating assessment process described on page 123 was only in place beginning March 13, 2018. Please address the items below.

•	To make the graph on page 130 more useful, revise your disclosures to include a description of the historical five-level credit rating assessment process.

The Company has revised the disclosure on page 130 of the Revised Draft Registration Statement in response to the Staff’s comment.

•	Explain the differences and quantify the impact, if any, the changes had on your related allowance. Revise disclosures as needed.

The Company respectfully advises the Staff that as disclosed on pages 120, 123, 129 and 130 of the Revised Draft Registration Statement, Weidai Credit scores are used to determine loan applicants’ LTV ratios for auto-backed loans: each loan applicant will receive a credit score, based on which he will be assigned a corresponding LTV ratio for auto-backed loans, which, together with the latest appraised value of his automobile, determines his credit limit. As disclosed on pages 85 and F-17 of the Revised Draft Registration Statement, the Company’s allowance for loans and advances and guarantee liabilities are calculated based on its historical loan losses, not based on credit scores assigned to loan applicants before the loans are disbursed. As such, neither the Company’s credit scoring, nor the changes thereof, has had any impact on the Company’s allowances.

Securities and Exchange Commission
July 25, 2018

•	Tell us how your borrower base was dispersed among your new credit score categories as of June 30, 2018.

The Company has revised the disclosure on page 130 of the Revised Draft Registration Statement in response to the Staff’s comment.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Acquired Non-Performing Loans, page F-17

4.	We note your disclosure here and on page 86 that acquired non-performing loans are acquired primarily for the rewards associated with the ownership of the collateral and that they are placed on non-accrual status. We also note your response to comment 24 that you do not own any repossessed assets as of year-end 2016 and 2017. Please address the items below, and revise your disclosures as needed.

•	Tell us in more detail how your treatment of acquired non-performing loans is consistent with ASC 310-30. Your response should include a discussion of how you considered accretion and the necessity of related disclosures.

•	Explain how you reached the conclusion that your acquired non-performing loans are acquired primarily for the rewards of ownership.

The Company respectfully advises the Staff that acquired non-performing loans are delinquent loans which it acquires from online investors voluntarily. When the loans are delinquent, the Company determines that there is evidence of deterioration of credit quality since origination and it may not be able to collect the required payments receivable of the loans according to their original payment schedule upon the acquisition of these loans. As a result, the Company concluded that these acquired loans are within the scope of ASC310-30. As the Company is unable to collect the delinquent loans for online investors prior to the acquisition of these loans, the Company expects to recover the loan principal and interest through disposal of the automobile collaterals, and concluded that the acquired non-performing loans are acquired primarily for the rewards associated with the ownership of the collateral. Consequently, the acquired non-performing loans are recorded as loans until the Company recovers their principal and interest through disposal of the automobile collaterals, and no interest income is accrued subsequent to the acquisition of the non-performing loans in accordance with ASC 310-30-25-1 and ASC310-30-35-3.

Since no interest is accrued for the acquired non-performing loans, the Company did not include the related disclosures to reconcile the beginning and ending balances of accretable yield.

Securities and Exchange Commission
July 25, 2018

Guarantee Liabilities, page F-18

5.	We note your response to comment 43. To the extent that you are required to purchase a material amount of loans going forward, please include this information in your filings.

The Staff’s comment is duly noted. The Company undertakes to make the necessary disclosures in future filings when the amount of loans that is required to be purchased becomes material.

Securities and Exchange Commission
July 25, 2018

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, Teresa Zhao, the audit engagement partner at Ernst & Young Hua Ming LLP, by phone at +86 20 2881 2773 or via email at teresa.zhao@cn.ey.com, or Leo Li, Chief Financial Officer of the Company, by phone at +86 185 0164 1666. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By: /s/Shuang ZHAO
Shuang ZHAO, a Partner

cc:	Hong Yao, Chairman and Chief Executive Officer, Weidai Ltd.

Leo Li, Chief Financial Officer, Weidai Ltd.

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Teresa Zhao, Partner, Ernst & Young Hua Ming LLP